

June 30, 2014

Via E-mail
Mr. Thomas R. Stanton
Chief Executive Officer and Chairman of the Board
Adtran, Inc.
901 Explorer Boulevard
Huntsville, Alabama 35806-2807

     Re: **Adtran, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2013
             File No. 000-24612
             Filed February 27, 2014

Dear Mr. Stanton:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

Cc: Jim Matthews, CFO